UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

SFX Entertainment, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

784178303

(CUSIP Number)

December 31, 2013

(Date of Event That Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)
☐	Rule 13d-1 (c)
☒	Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784178303		SCHEDULE 13G	PAGE 1 OF 7

1.	Names of Reporting Persons Robert F. X. Sillerman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 38,333,000 (1)(2)

	6.	Shared Voting Power

	7.	Sole Dispositive Power 38,333,000 (1)(2)

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,333,000 (1)(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 43.0% (3)

12.	Type of Reporting Person (See Instructions) IN

(1)  Includes 1,000,000 shares subject to stock options held by Mr. Sillerman and exercisable within sixty (60) days of December 31, 2013.

(2)  Includes 19,124,000 shares that are the subject of certain nominee agreements with various stockholders of SFX Entertainment, Inc. (including, but not limited to, the other Reporting Persons named herein), which name Mr. Sillerman as nominee with respect to such shares and give him the exclusive right to (i) vote or abstain from voting such shares and (ii) make any and all dispositions with respect to such shares (each a “Nominee Agreement” and, collectively, the “Nominee Agreements”).

(3)  Based on 88,254,237 shares of Common Stock of the Company outstanding as of December 31, 2013.

CUSIP No. 784178303		SCHEDULE 13G	PAGE 2 OF 7

1.	Names of Reporting Persons Sillerman Investment Partners I

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 7,446,000 (1)

	6.	Shared Voting Power

	7.	Sole Dispositive Power 7,446,000 (1)

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,446,000 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 8.4% (2)

12.	Type of Reporting Person (See Instructions) PN

(1)  These shares are subject to a Nominee Agreement with Mr. Sillerman (the “Nominee”).  The Reporting Person may be deemed to be the beneficial owner of these shares because of the fact that the Nominee Agreement may be terminated upon the earlier of (i) two business days after delivery by the Reporting Person to the Nominee of written notice to terminate the agreement or (ii) two business days after delivery by the Nominee to the Reporting Person of the Nominee’s written notice of resignation as a nominee.  In the event that the Nominee Agreement is terminated, voting and dispositive power with respect to these shares will immediately revert back to the Reporting Person.

(2)  Based on 88,254,237 shares of Common Stock of the Company outstanding as of December 31, 2013.

CUSIP No. 784178303		SCHEDULE 13G	PAGE 3 OF 7

1.	Names of Reporting Persons Sillerman Entertainment Partners

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,880,000 (1)

	6.	Shared Voting Power

	7.	Sole Dispositive Power 1,880,000 (1)

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,880,000 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 2.1% (2)

12.	Type of Reporting Person (See Instructions) PN

(1)  These shares are subject to a Nominee Agreement with Mr. Sillerman (the “Nominee”).  The Reporting Person may be deemed to be the beneficial owner of these shares because of the fact that the Nominee Agreement may be terminated upon the earlier of (i) two business days after delivery by the Reporting Person to the Nominee of written notice to terminate the agreement or (ii) two business days after delivery by the Nominee to the Reporting Person of the Nominee’s written notice of resignation as a nominee.  In the event that the Nominee Agreement is terminated, voting and dispositive power with respect to these shares will immediately revert back to the Reporting Person.

(2)  Based on 88,254,237 shares of Common Stock of the Company outstanding as of December 31, 2013.

CUSIP No. 784178303		SCHEDULE 13G	PAGE 4 OF 7

1.	Names of Reporting Persons Sillerman Investment Partners II

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 900,000 (1)

	6.	Shared Voting Power

	7.	Sole Dispositive Power 900,000 (1)

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 900,000 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 1.0% (2)

12.	Type of Reporting Person (See Instructions) PN

(1)  These shares are subject to a Nominee Agreement with Mr. Sillerman (the “Nominee”).  The Reporting Person may be deemed to be the beneficial owner of these shares because of the fact that the Nominee Agreement may be terminated upon the earlier of (i) two business days after delivery by the Reporting Person to the Nominee of written notice to terminate the agreement or (ii) two business days after delivery by the Nominee to the Reporting Person of the Nominee’s written notice of resignation as a nominee.  In the event that the Nominee Agreement is terminated, voting and dispositive power with respect to these shares will immediately revert back to the Reporting Person.

(2)  Based on 88,254,237 shares of Common Stock of the Company outstanding as of December 31, 2013.

CUSIP No. 784178303		SCHEDULE 13G	PAGE 5 OF 7

1.	Names of Reporting Persons Sillerman Investment Partners III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 720,000 (1)

	6.	Shared Voting Power

	7.	Sole Dispositive Power 720,000 (1)

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 720,000 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 0.8% (2)

12.	Type of Reporting Person (See Instructions) PN

(1)  These shares are subject to a Nominee Agreement with Mr. Sillerman (the “Nominee”).  The Reporting Person may be deemed to be the beneficial owner of these shares because of the fact that the Nominee Agreement may be terminated upon the earlier of (i) two business days after delivery by the Reporting Person to the Nominee of written notice to terminate the agreement or (ii) two business days after delivery by the Nominee to the Reporting Person of the Nominee’s written notice of resignation as a nominee.  In the event that the Nominee Agreement is terminated, voting and dispositive power with respect to these shares will immediately revert back to the Reporting Person.

(2)  Based on 88,254,237 shares of Common Stock of the Company outstanding as of December 31, 2013.

CUSIP No. 784178303	SCHEDULE 13G	PAGE 6 OF 7

Item 1(a).	Name of Issuer: SFX Entertainment, Inc. (the “Company”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 430 Park Ave., Sixth Floor New York, NY 10022
Item 2(a).	Name of Person(s) Filing: Robert F. X. Sillerman Sillerman Investment Partners I Sillerman Entertainment Partners Sillerman Investment Partners II Sillerman Investment Partners III
Item 2(b).	Address of Principal Business Office, or, if none, Residence: 430 Park Ave., Sixth Floor New York, NY 10022
Item 2(c).

Citizenship:

Robert F. X. Sillerman - United States

Sillerman Investment Partners I, Sillerman Entertainment Partners, Sillerman

Investment Partners II and Sillerman Investment Partners III are each general partnerships with their principal place of business in New York.

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.001 per share
Item 2(e).	CUSIP Number: 784178303
Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable.
Item 4.	Ownership: The information required by Items 4(a) — (c) is set forth in Rows (5) — (11) of the cover page for each Reporting Person and is incorporated herein by reference.

CUSIP No. 784178303	SCHEDULE 13G	PAGE 7 OF 7

Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable.
Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

19,124,000 shares of Common Stock are beneficially owned by Mr. Sillerman pursuant to certain nominee agreements (each a “Nominee Agreement” and, collectively, the “Nominee Agreements”) with various stockholders of the Company (the “Beneficiaries”), including, without limitation, the other Reporting Persons named herein.  The Nominee Agreements name Mr. Sillerman as nominee with respect to the shares that are the subject of each such Nominee Agreement and give Mr. Sillerman the exclusive right to (i) vote or abstain from voting such shares and (ii) make any and all dispositions with respect to such shares; provided, however, that the Beneficiaries will be entitled to receive all cash and other property received by Mr. Sillerman with respect to such shares (other than distributions that are themselves in the form of additional shares, which will become subject to the Nominee Agreements and be held by Mr. Sillerman).

Only one of the Nominee Agreements, the agreement between Mr. Sillerman and Sillerman Investment Partners I, as Beneficiary, relates to more than 5% of the outstanding shares of Common Stock of the Company.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported By the Parent Holding Company or Control Person. Not Applicable.
Item 8.

Identification and Classification of Members of the Group.

See Exhibit A.

The Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d) of the Act due to Mr. Sillerman’s common control of such entities. Neither the filing of this Schedule 13G, any amendment hereto, nor any of their respective contents shall be deemed to constitute an admission that any Reporting Person is a member of a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose. Except as expressly stated herein, each Reporting Person disclaims any beneficial ownership of or pecuniary interest in any of the shares of Common Stock beneficially owned by any other Reporting Person.

Item 9.	Notice of Dissolution of the Group. Not Applicable.
Item 10.	Certification: Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2014	Robert F. X. Sillerman

	By:	/s/ Robert F. X. Sillerman
	Name:	Robert F. X. Sillerman
	Title:	Chairman of the Board and Chief Executive Officer

Date: February 7, 2014	Sillerman Investment Partners I

	By:	/s/ Robert F. X. Sillerman
	Name:	Robert F. X. Sillerman
	Title:	Authorized Signatory

Date: February 7, 2014	Sillerman Entertainment Partners

	By:	/s/ Robert F. X. Sillerman
	Name:	Robert F. X. Sillerman
	Title:	Authorized Signatory

Date: February 7, 2014	Sillerman Investment Partners II

	By:	/s/ Robert F. X. Sillerman
	Name:	Robert F. X. Sillerman
	Title:	Authorized Signatory

Date: February 7, 2014	Sillerman Investment Partners III

	By:	/s/ Robert F. X. Sillerman
	Name:	Robert F. X. Sillerman
	Title:	Authorized Signatory

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them, of this Schedule 13G (including further amendments thereto) with respect to the common stock, par value $0.001 per share, of SFX Entertainment, Inc., and that this Joint Filing Agreement be included as an exhibit to such joint filing.

This Joint Filing Agreement may be executed in one or more counterparts, and each such counterpart shall be an original but all of which, taken together, shall constitute but one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint filing Agreement as of this 7th day of February, 2014.

Robert F. X. Sillerman

By:	/s/ Robert F. X. Sillerman
Name:	Robert F. X. Sillerman
Title:	Chairman of the Board and Chief Executive Officer

Sillerman Investment Partners I

By:	/s/ Robert F. X. Sillerman
Name:	Robert F. X. Sillerman
Title:	Authorized Signatory

Sillerman Entertainment Partners

By:	/s/ Robert F. X. Sillerman
Name:	Robert F. X. Sillerman
Title:	Authorized Signatory

Sillerman Investment Partners II

By:	/s/ Robert F. X. Sillerman
Name:	Robert F. X. Sillerman
Title:	Authorized Signatory

Sillerman Investment Partners III

By:	/s/ Robert F. X. Sillerman
Name:	Robert F. X. Sillerman
Title:	Authorized Signatory